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                              March 5, 2024

       Robert Berman
       Chief Executive Officer
       Rekor Systems, Inc.
       6721 Columbia Gateway Drive, Suite 400
       Columbia, MD 21046

                                                        Re: Rekor Systems, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed February 27,
2024
                                                            File No. 333-277393

       Dear Robert Berman:

              We have conducted a limited review of your registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-3 Filed February 27, 2024

       General

   1. We note that your company incurred net losses in fiscal years 2021 and 2022. Please update your financial
statements and related financial information in accordance with Item
                                                        8-08(b) of Regulation
S-X. Please note that you will be required to include your audited financial statements or
file and incorporate by reference your annual report for fiscal year ended December 31,
2023, before we will accelerate the effective date of this registration statement.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration
 Robert Berman
Rekor Systems, Inc.
March 5, 2024
Page 2

statement.

       Please contact Eranga Dias at 202-551-8107 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                        Sincerely,
FirstName LastNameRobert Berman
                                                        Division of Corporation
Finance
Comapany NameRekor Systems, Inc.
                                                        Office of Manufacturing
March 5, 2024 Page 2
cc:       William Bruno
FirstName LastName